BOMBARDIER

[redacted]

08005748

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

SUPPL

November 3, 2008

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER AEROSPACE

- *Toronto, September 5, 2008* – Bombardier signs Austrian Airlines for four Q400 Nextgen Airliners

- *Toronto, October 6, 2008* – Brit Air orders six more Bombardier CRJ1000 Nextgen Airliners

BOMBARDIER TRANSPORTATION

- *Berlin, August 18, 2008* – Bombardier Transportation wins locomotive orders valued at 330 million euros

- *Berlin, August 29, 2008* – Bombardier Transportation wins a 94 million euro contract for 30 Flexity light rail vehicles in Bursa

- *Berlin, September 5, 2008* – Bombardier receives order from DSB in Denmark for the delivery of 10 three-car Contessa trains

- *Berlin, September 22, 2008* – Bombardier Transportation wins contracts from Railpool to supply 58 Bombardier Traxx locomotives

- *Berlin, October 14, 2008* – Bombardier Transportation wins an order from Railpool for delivery of 45 double-deck coaches in Denmark.

May I kindly ask you to acknowledge receipt of the enclosed documents.

Yours truly,

Roger Carle
Corporate Secretary

RC/gd
Encl.

c.c. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER

PRESS RELEASE

BOMBARDIER SIGNS AUSTRIAN AIRLINES FOR FOUR Q400 NEXTGEN AIRLINERS

Airline's fleet will grow to 14 Q400 and Q400 NextGen aircraft

Toronto, September 05, 2008 – Bombardier Aerospace announced today that Austrian Airlines of Vienna has signed a contract to acquire four *Q400 NextGen* turboprop airliners. The airline has also taken options on an additional two aircraft. The aircraft will be operated by the regional airline of the Austrian Airlines Group, Tyrolean Airways. The brand name is Austrian arrows.

Based on the list price for the *Q400 NextGen* aircraft, the contract is valued at approximately $118 million U.S. The contract value could increase to U.S. $179 million if both options are exercised.

"In today's challenging environment, fuel efficiency is vital," said Manfred Helldoppler, Managing Director of Tyrolean Airways. "The *Q400 NextGen* airliner's low fuel consumption contributes to its low operating costs and reduced emissions. In addition our passengers will benefit from the aircraft's all-new spacious and comfortable passenger cabin."

Austrian arrows carrier, Tyrolean Airlines began operations in 1980 with a single de Havilland *Dash 7* 50-seat turboprop airliner, and it introduced the *Dash 8* aircraft to Europe in 1985. Austrian arrows' current fleet includes 12 Bombardier *Q300* and 10 *Q400* turboprop aircraft, and 12 *CRJ200* LR regional jets.

"We are delighted to continue our long-standing relationship with the Austrian Airlines Group and Tyrolean Airways and appreciate their continuing confidence in our products," said Gary R. Scott, President, Bombardier Commercial Aircraft. "They have showcased our aircraft in Europe with great success and we are confident that they will enjoy future success with the *Q400 NextGen* aircraft."

The transaction announced today increases firm orders for *Q400* and *Q400 NextGen* airliners to 317, of which 210 had been delivered as of July 31, 2008.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

About Austrian Airlines Group
The Austrian Airlines Group provides an attractive portfolio of services in the scheduled, cargo and charter segments. Austrian Airlines, Austrian arrows (operated by Tyrolean Airways) and Lauda Air are members of the Austrian Airlines Group. Top levels of quality and punctuality, an outstanding price-performance ratio, a dense network of connections via the central Vienna hub, individualized fare selection options and the proven Austrian touch are just some of the features used successfully by the Group to distinguish itself from competitor airlines. In line with the "Focus East" strategy, the main markets of the Austrian Airlines Group are its Central and East European services and connections to the Middle East. Long-haul services to North America and the Far East complete the Group's product range. The Austrian Airlines Group has a fleet of 100 aircraft, the average aircraft age is below the European average. This makes the fleet one of the most modern in the world.

Notes to Editors
Images of Austrian arrows *Q400 NextGen* airliners are available in the press releases section at: www.bombardier.com

For information
John Arnone
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BRIT AIR ORDERS SIX MORE BOMBARDIER CRJ1000 NEXTGEN AIRLINERS

Toronto, October 6, 2008 – Bombardier Aerospace announced today that Brit Air (Morlaix, France) has signed a contract to acquire six additional Bombardier *CRJ1000 NextGen* jetliners. The transaction involves the conversion of six options taken with Brit Air's original order for eight *CRJ1000 NextGen* aircraft. That order was announced on February 19, 2007.

Based on the list price for the *CRJ1000 NextGen* jetliner, the order announced today is valued at approximately $299 million US.

Brit Air, a wholly owned subsidiary of Air France, is one of three launch customers for the *CRJ1000 NextGen* aircraft program. The airline's fleet currently includes 15 Bombardier *CRJ100* and 15 Bombardier *CRJ700* regional jets.

"Bombardier's *CRJ* aircraft provide an excellent combination of performance, operating economics and passenger comfort to meet our needs," said Marc Lamidey, President and Chief Executive Officer, Brit Air. "We are therefore confident in increasing our *CRJ* fleet and will use our 98-seat *CRJ1000 NextGen* aircraft for both domestic and medium-haul regional European service."

"As a customer for our *CRJ100* jets, launch customer for our *CRJ700* regional jet, and now again for our *CRJ1000 NextGen* aircraft, Brit Air has been partnering with Bombardier for almost 14 years, and we are proud to continue this outstanding relationship," said Gary R. Scott, President, Bombardier Commercial Aircraft. "Our *CRJ NextGen* aircraft are optimized for medium-haul applications, and since they will offer reduced emissions compared to earlier models, are ideally suited to help achieve today's environmental expectations."

The *CRJ1000 NextGen* aircraft program passed an important milestone when the prototype of the jetliner successfully made its inaugural flight from the Bombardier Aerospace facility at Mirabel, Québec on September 3, 2008.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Notes to Editors
Images of Brit Air *CRJ1000 NextGen* aircraft are available in our press release section at: www.bombardier.com

For information
John Arnone
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

Bombardier Transportation Wins Locomotive Orders Valued at 330 Million Euros

Unique Dual-powered Locomotive Technology for Montreal and New Jersey Represents an Industry First in North America

Berlin, August 18, 2008 – Bombardier Transportation announced today it has signed two contracts to supply a total of 46 dual-powered passenger locomotives to the New Jersey Transit Corporation (NJ TRANSIT) and the Agence Metropolitaine de Transport (AMT) in Montreal.

The order from NJ TRANSIT, valued at approximately 178 million euros ($262 million US), is for 26 dual-powered locomotives. The contract includes options for an additional 63 locomotives.

The order from AMT, valued at approximately 152 million euros ($223 million US), is for 20 dual-powered locomotives. The AMT contract includes options for an additional 10 locomotives.

The new dual-powered locomotives will be capable of operating under both diesel power and alternating current electric power from overhead sources – a first in North America. The flexible power system will enable the locomotives to operate across the entire NJ TRANSIT and AMT rail systems, which include both electrified and non-electrified lines.

The dual-powered locomotives are an evolution of service-proven ALP-46 electric locomotive technology in successful operation at NJ TRANSIT since 2002. The new units will include highly reliable *BOMBARDIER MITRAC* propulsion and controls technology, which offers high performance and intelligent features such as remote diagnostics systems and sophisticated adhesion control for improved traction and hauling efficiency.

Locomotives for both contracts will be built at Bombardier manufacturing facilities in Germany and Poland. Delivery to clients is scheduled to begin in 2011.

"We are proud to support NJ TRANSIT and AMT in their continuing commitment to provide modern, efficient, environmentally-friendly passenger rail service. These two orders for new locomotives illustrate the confidence both agencies place in Bombardier and our products,"

said Ake Wennberg, President, Locomotives and Equipment Division, Bombardier Transportation.

NJ TRANSIT is the third largest provider of public transit in the United States and an established customer of Bombardier. In terms of locomotives, Bombardier has supplied 29 ALP-46 electric locomotives to the Transit Authority and earlier this year received an order for 27 ALP-46A electric locomotives, an upgraded version of the product. Over the years, Bombardier has provided hundreds of Comet II, III and IV push-pull commuter coaches to New Jersey and is currently delivering stainless-steel Multilevel vehicles to the agency. In addition, Bombardier was a member of the consortium that designed and built NJ TRANSIT's turnkey River LINE light-rail system between Camden and Trenton, New Jersey and now operates and maintains the system under a contract with NJ TRANSIT.

AMT, another long-time customer of Bombardier, is the second largest commuter rail service in Canada and the sixth in terms of ridership in North America. AMT is the umbrella organization that plans, integrates and coordinates public transportation services across the greater Montreal region. Over the years, Bombardier has provided Montreal's commuter rail system with locomotive-hauled coaches for the Montreal-Rigaud line, electric commuter vehicles for the Deux-Montagnes line, and aluminum *BOMBARDIER BiLevel* cars for the Montreal-Rigaud line. Most recently, in December 2007, Bombardier received an order from AMT for 160 stainless-steel Multilevel commuter rail cars.

Note to Editors:

Photos are available on our web site at: http://www.transportation.bombardier.com

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

For information:
Americas
David Slack: +1 450 441 3190
david.slack@ca.transport.bombardier.com

Germany, Austria, Central and Eastern Europe
Heiner Spannuth: +49 30 986 07 1134
heiner.spannuth@de.transport.bombardier.com

Switzerland
Fiona Flannery: +41 44 318 29 91
fiona.flannery@ch.transport.bombardier.com

Nordic Countries
Jonny Hedberg: +46 8 681 5062
jonny.hedberg@se.transport.bombardier.com

Russia
Alexander Bocharov: +7 495 775 1830
alexander.bocharov@ru.transport.bombardier.com

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: +44 1332 266470
neil.harvey@uk.transport.bombardier.com

Benelux
Guy Hendrix: +32 2289 7341
guy.hendrix@be.transport.bombardier.com

France
Anne Froger: +33 6 07 78 95 38
anne.froger@fr.transport.bombardier.com

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: +35 1 919 693 728
luis.ramos@pt.transport.bombardier.com

www.theclimateisrightfortrains.com

- END -

BOMBARDIER

PRESS RELEASE

Bombardier Transportation Wins a 94 Million Euro Contract for 30 FLEXITY Light Rail Vehicles in Bursa

New High-capacity Vehicles for the Booming Turkish Metropolis

Berlin, August 29, 2008 – Bombardier Transportation announced today that it has won a new contract to supply 30 *BOMBARDIER FLEXITY* Swift high-floor light rail vehicles to the Bursa Metropolitan Municipality, Turkey. The order is valued at approximately 94 million euros ($138 million US) and includes the delivery of spare parts. An option for up to 28 additional vehicles is foreseen.

The *FLEXITY* Swift vehicles will be built at Bombardier's manufacturing facility in Bautzen, Germany. Bogies will come from Bombardier's Siegen site, while the electrical equipment will be supplied by the Mannheim plant. Delivery is anticipated to commence during the second half of 2010.

"This new order re-establishes our role as the leading supplier of tram and light rail solutions in Turkey", said Birol Altan, Chief Country Representative, Bombardier Transportation Turkey. "We are proud to supply our proven technology to support the operator, BursaRay, in providing a high-capacity and sustainable means of transport for the future", he added.

Grego Peters, President for Bombardier Transportation's Business Unit Light Rail Vehicles, stated: "This vehicle type is based on our technically mature and reliable *FLEXITY* concept and meets the highest standards in terms of safety, passenger comfort and ease of maintenance. The new order for Bursa continues the success of the *FLEXITY* Swift family, with a total of 813 vehicles ordered so far."

The vehicles will be put in service on the existing light rail system in Bursa as well as on a new extension. Based on the *FLEXITY* Swift solution recently presented in Frankfurt/Main, Germany, the new high-floor vehicles for Bursa are bi-directional, 28 metres in length and 2.65 metres in width. They offer a capacity of maximum 287 passengers, of which 60 are seated. Traveling comfort is ensured by the air-conditioned interior as well as spacious multipurpose areas. The *FLEXITY* Swift vehicles are also equipped with the *BOMBARDIER MITRAC* propulsion and control system for smooth and reliable performance as well as the highest level of energy efficiency.

Bombardier's light rail solutions are already in successful revenue service in numerous cities across the globe, including Istanbul and Izmir (Turkey), Stockholm (Sweden), Cologne (Germany), Minneapolis (U.S.A) and Rotterdam (The Netherlands).

Note to Editors:

A **photo** is available on our web site at: http://www.transportation.bombardier.com

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

For information:
Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: +35 1 919 693 728
luis.ramos@pt.transport.bombardier.com

Americas
David Slack: +1 450 441 3190
david.slack@ca.transport.bombardier.com

Germany, Austria, Central and Eastern Europe
Heiner Spannuth: +49 30 986 07 1134
heiner.spannuth@de.transport.bombardier.com

Switzerland
Fiona Flannery: +41 44 318 29 91
fiona.flannery@ch.transport.bombardier.com

Nordic Countries
Jonny Hedberg: +46 8 681 5062
jonny.hedberg@se.transport.bombardier.com

Russia
Alexander Bocharov: +7 495 775 1830
alexander.bocharov@ru.transport.bombardier.com

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: +44 1332 266470
neil.harvey@uk.transport.bombardier.com

Benelux
Guy Hendrix: +32 2289 7341
guy.hendrix@be.transport.bombardier.com

France
Anne Froger: +33 6 07 78 95 38
anne.froger@fr.transport.bombardier.com

www.theclimateisrightfortrains.com

- END -

BOMBARDIER

PRESS RELEASE

Bombardier receives order from DSB in Denmark for the delivery of 10 three-car Contessa trains

The new trains are based on proven Bombardier design for high-level reliability and comfort

Berlin, September 5, 2008 – Bombardier Transportation has received an order from the Danish State Railways (DSB) for the delivery of 10 three-car Contessa trains, valued at approximately 82 million euros ($118 million US), with a foreseeable option of 30 additional trains.

The trains, which can reach a maximum speed of 180 km/h, are capable of crossing the bridge between Denmark and Sweden despite the different rail infrastructures used in both countries. The trains automatically shift signalling and power systems when crossing the border thanks to a sophisticated dual system integrated into the vehicles. Other features of the inter-regional train include a middle-car design with low floors, and entrances giving access to disabled passengers and passengers carrying heavy luggage, for example.

Since the start of operation in July 2000, the Contessa trains, crossing the bridge between Sweden and Denmark, have become a vital part of the everyday life for thousands of commuters and are one of the key factors behind the successful integration of the prosperous Öresund region. It also links the entire southern part of Sweden to Denmark and the rest of Europe.

"I am very happy that our subsidiary, DSBFirst, will now be able to offer our many daily customers an even better service with the purchase of more Öresund trains. Previously, we have been the victims of our own success, so to speak. The massive growth in passenger numbers across the Öresund has occasionally led to an insufficient number of seats during peak hour. Consequently, some of our customers have had to remain standing on their way to or from work. With these additional 10 train sets, we aim to increase the satisfaction of our customers in the future", said DSB's Chief Executive Officer, Søren Eriksen.

The trains will be leased by the National Rail Authority, which will, in turn, make the trains available for DSBFirst, when the company takes over the Öresund services as of 11 January 2009.

Commenting on the order, President of Bombardier's Passenger Division, Stephane Rambaud-Measson, said: "This new order confirms our commitment to continously evolving and improving our Contessa trains. Comfort and flexibility are just some of the features to be enjoyed by this highly reliable product. We are proud that DSB once again opted for this product in order to enhance its service quality. 79 Contessa trains are already in successful operation in Denmark and Sweden."

The vehicles and propulsion equipment will be designed by Bombardier in Sweden, with the propulsion equipment being manufactured at Bombardier's production site in Västerås. The cars will be produced in Germany at Bombardier's Hennigsdorf and Görlitz production sites, while the bogies will be produced in Siegen.

Note to Editors:

A **photo** is available on our web site at: http://www.transportation.bombardier.com

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

For information:
Americas
David Slack: +1 450 441 3190
david.slack@ca.transport.bombardier.com

Germany, Austria, Central and Eastern Europe
Heiner Spannuth: +49 30 986 07 1134
heiner.spannuth@de.transport.bombardier.com

Switzerland
Fiona Flannery: +41 44 318 29 91
fiona.flannery@ch.transport.bombardier.com

Nordic Countries
Jonny Hedberg: +46 8 681 5062
jonny.hedberg@se.transport.bombardier.com

Russia
Alexander Bocharov: +7 495 775 1830
alexander.bocharov@ru.transport.bombardier.com

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: +44 1332 266470
neil.harvey@uk.transport.bombardier.com

Benelux
Guy Hendrix: +32 2289 7341
guy.hendrix@be.transport.bombardier.com

France
Anne Froger: +33 6 07 78 95 38
anne.froger@fr.transport.bombardier.com

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: +35 1 919 693 728
luis.ramos@pt.transport.bombardier.com

www.theclimateisrightfortrains.com

- END -

BOMBARDIER

RAILPOOL
FLEXIBILITY FOR RENT

PRESS RELEASE

Bombardier Transportation wins contracts from Railpool to supply 58 BOMBARDIER TRAXX locomotives

Leasing company plans to deploy successful Bombardier locomotive in seven European countries

Berlin, 22 September 2008 – Bombardier Transportation has won orders for the supply of 58 *BOMBARDIER TRAXX* locomotives from the leasing company Railpool. The two contracts overall amount to approximately 192 million euros (276 million US dollars). The agreement includes an option for a further 80 locomotives.

The delivery of the first locomotives is planned for August 2009.

Christoph Katzensteiner, Managing Director of Railpool, said: "Bombardier is a partner with which we can get fast access to the European leasing market. In addition, the *TRAXX* locomotive platform offers the kind of modularity we need to meet the requirements of our customers."

Åke Wennberg, President of the Locomotives and Equipment Division of Bombardier Transportation, said: "Railpool is a new leasing company. We are proud that it is taking its first steps in the market with us. This success is an achievement for *TRAXX*, which leads the market in electric locomotives which are used all over Europe. The *TRAXX* locomotive platform offers the perfect conditions for a successful leasing business with low residual value risk."

The *TRAXX* product family is designed for the transport of goods as well as passengers on national and international routes. It is suitable for all networks. Since its introduction, more than 1,300 *TRAXX* locomotives have already been sold. The platform consists of three electric variants (multi-system, alternating and direct current locomotives) and a diesel-electric design. All *TRAXX* locomotives are characterised by their modular design as well as their innovative *BOMBARDIER MITRAC* propulsion and controls system, which is already in use in over 3,200 locomotives worldwide.

The final assembly of the locomotives for Railpool will take place in Kassel, Germany. The car bodies will be produced at Bombardier's site in Wroclaw, Poland and the bogies are to be supplied by Bombardier's site in Siegen, Germany. The propulsion and controls

technology and the propulsion equipment will come from the German production sites in Hennigsdorf and Mannheim.

Note to Editors:

A **photo** is available on our web site at: http://www.transportation.bombardier.com

About Railpool:
Railpool is an asset manager in rail traffic, which was founded in July 2008 as a joint venture of HSH Nordbank and the KfW-IPEX Bank GmbH. The company is located in Munich, Germany. For further information refer to: www.railpool.eu

About Bombardier Transportation
Bombardier Transportation has its registered head office in Berlin (Germany) and is represented in over 60 countries. Over 100,000 rail cars from Bombardier are in service around the world. As a global market leader in rail transport technology, Bombardier Transportation can offer the most comprehensive product portfolio.

About Bombardier
Bombardier Inc. is one of the world's leading suppliers of innovative transport solutions, from regional aircraft and business jets to rail transport technology. The international group has its headquarters in Canada. Its revenues for the fiscal year (ended 31. January 2008) reached a total turnover of 17.5 billion US dollars. Bombardier shares are listed on the Toronto Stock Exchange (BBD). Moreover, Bombardier is listed in the Dow Jones Sustainability Index globally and also for North America. News and information are available at www.bombardier.com.

For further details:
Americas
David Slack: +1 450 441 3190
david.slack@ca.transport.bombardier.com

Germany, Austria, Central and Eastern Europe
Heiner Spannuth: +49 30 986 07 1134
heiner.spannuth@de.transport.bombardier.com

Switzerland
Fiona Flannery: +41 44 318 29 91
fiona.flannery@ch.transport.bombardier.com

Nordic Countries
Jonny Hedberg: +46 8 681 5062
jonny.hedberg@se.transport.bombardier.com

Russia
Alexander Bocharov: +7 495 775 1830
alexander.bocharov@ru.transport.bombardier.com

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: +44 1332 266470
neil.harvey@uk.transport.bombardier.com

Benelux
Guy Hendrix: +32 2289 7341
guy.hendrix@be.transport.bombardier.com

France
Anne Froger: +33 6 07 78 95 38
anne.froger@fr.transport.bombardier.com

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: +35 1 919 693 728
luis.ramos@pt.transport.bombardier.com

www.theclimateisrightfortrains.com

- END -

BOMBARDIER

PRESS RELEASE

Bombardier Transportation Wins an Order from Railpool for Delivery of 45 Double-deck Coaches to DSB in Denmark

The New Trains are Based on Proven Bombardier Design for High Level Reliability and Comfort

Berlin, October 14, 2008 – Bombardier Transportation has received an order from the leasing company, Railpool for the delivery of 45 double-deck coaches valued at approximately 75 million euros ($101 million US). The trains are intended for service on lines operated by the Danish State Railways (DSB).

The coaches are designed for service speeds of up to 160 km/h and will provide a significant increase in carrying capacity. The equipment onboard and the modern exterior and interior design of the vehicles are intended to make regional and suburban transport even more attractive and comfortable for travelers and operators alike.

The coaches are air-conditioned and feature multipurpose areas with plenty of room for bicycles, strollers and wheelchairs. A closed toilet system and vending machines in a number of intermediate coaches emphasize the high level of practicality provided by this latest generation of double-deck coaches.

"I am very pleased that we have managed to reach this agreement. We will now be introducing 45 new double-deck coaches, which will be delivered by Bombardier Transportation before the end of 2009", said DSB's CEO, Søren Eriksen. "Our passengers can finally look forward to commuting in modern, comfortable and reliable new trains", he continued.

"It is the business goal of Railpool GmbH to become a major player in passenger transport and with this project we are now taking a step in the right direction", said Dr Walter Breinl, Chairman of the Board of Management of Railpool.

Commenting on the order, President of Bombardier Transportation's Passengers Division, Stephane Rambaud-Measson, said: "This new order confirms our commitment to continously evolving and improving our double-deck coaches. Comfort and flexibility are just some of the features to be enjoyed by this highly reliable product, as well as an intended record delivery time. We are proud that DSB once again opted for this product in order to

enhance its service quality. 67 double-deck coaches have already been in successful operation in Denmark since 2002."

The carbody production and the final assembly will be completed in Görlitz, Germany together with project management, engineering and testing. All 45 coaches will be delivered between September and December 2009.

Note to Editors:

A **photo** is available on our web site at: http://www.transportation.bombardier.com

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

For information:
Americas
David Slack: +1 450 441 3190
david.slack@ca.transport.bombardier.com

Germany, Austria, Central and Eastern Europe
Heiner Spannuth: +49 30 986 07 1134
heiner.spannuth@de.transport.bombardier.com

Switzerland
Fiona Flannery: +41 44 318 29 91
fiona.flannery@ch.transport.bombardier.com

Nordic Countries
Jonny Hedberg: +46 8 681 5062
jonny.hedberg@se.transport.bombardier.com

Russia
Alexander Bocharov: +7 495 775 1830
alexander.bocharov@ru.transport.bombardier.com

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: +44 1332 266470
neil.harvey@uk.transport.bombardier.com

Benelux
Guy Hendrix: +32 2289 7341
guy.hendrix@be.transport.bombardier.com

France
Anne Froger: +33 6 07 78 95 38
anne.froger@fr.transport.bombardier.com

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: +35 1 919 693 728
luis.ramos@pt.transport.bombardier.com

www.theclimateisrightfortrains.com

- END -

BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

November 3, 2008

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER AEROSPACE

- *Toronto, September 5, 2008* – Bombardier signs Austrian Airlines for four Q400 Nextgen Airliners

- *Toronto, October 6, 2008* – Brit Air orders six more Bombardier CRJ1000 Nextgen Airliners

BOMBARDIER TRANSPORTATION

- *Berlin, August 18, 2008* – Bombardier Transportation wins locomotive orders valued at 330 million euros

- *Berlin, August 29, 2008* – Bombardier Transportation wins a 94 million euro contract for 30 Flexity light rail vehicles in Bursa

- *Berlin, September 5, 2008* – Bombardier receives order from DSB in Denmark for the delivery of 10 three-car Contessa trains

- *Berlin, September 22, 2008* – Bombardier Transportation wins contracts from Railpool to supply 58 Bombardier Traxx locomotives

- *Berlin, October 14, 2008* – Bombardier Transportation wins an order from Railpool for delivery of 45 double-deck coaches in Denmark.

May I kindly ask you to acknowledge receipt of the enclosed documents.

Yours truly,

Roger Carle
Corporate Secretary

RC/gd
Encl.

c.c. Christopher Hilbert – Sidley Austin Brown & Wood

END